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                                                                  EXECUTION COPY

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                            STOCK PURCHASE AGREEMENT

                                     between

                                  AEA MT INC.,

                           AG FUR PRAZISIONSINSTRUMENTE,
                             GREIFENSEE, SWITZERLAND

                                       and

                                  CIBA-GEIGY AG

                            Dated as of April 2, 1996

                        SALE OF THE METTLER TOLEDO GROUP

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                        TABLE OF CONTENTS

SECTION                                                  Page
- -------                                                  ----

 1.  Definitions                                          1
 2.  Purchase and Sale of the Shares and
     Intercompany Indebtedness                            6
 3.  Closing                                              6
 4.  Conditions to Closing                                7
 5.  Representations and Warranties of Seller
     and Ciba                                            10
 6.  Covenants of Seller and Ciba                        20
 7.  Representations and Warranties of Buyer             23
 8.  Covenants of Buyer                                  25
 9.  Mutual Covenants                                    26
10.  Employees and Employee Benefit Matters              33
11.  Further Assurances                                  34
12.  Tax Matters                                         34
13.  Assignment                                          35
14.  No Third-Party Beneficiaries                        36
15.  Termination                                         36
16.  Survival of Representations                         37
17.  Expenses                                            38
18.  Attorney Fees                                       38
19.  Amendments                                          38
20.  Notices                                             38
21.  Interpretation                                      39
22.  Counterparts                                        39
23.  Entire Agreement                                    40
24.  Fees                                                40
25.  Severability                                        40
26.  Arbitration                                         40
27.  Governing Law                                       41

Exhibit A    The Shares
Exhibit B    Form of Opinion of Counsel to
             Seller and Ciba
Exhibit C    Form of Opinion of Counsel to
             Buyer

Disclosure Schedule


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                         STOCK PURCHASE AGREEMENT dated as
                    of April 2, 1996, between AEA MT INC., a
                    Delaware corporation ("Buyer"), AG FUR
                    PRAZISIONSINSTRUMENTE GREIFENSEE,
                    SWITZERLAND, a joint stock company
                    organized under the laws of Switzerland
                    ("Seller"), and CIBA-GEIGY AG, a joint
                    stock company organized under the laws
                    of Switzerland ("Ciba").

     Buyer desires to purchase from Seller, and Seller desires to sell to Buyer,
(i) all the shares of capital stock or other equity interests owned by Seller in the entities listed as Entities in Exhibit A hereto (such shares and interests being referred to herein as the "Shares") and (ii) the indebtedness owed by the Entities to Seller and Seller's affiliates (other than the Entities). Each Entity of which a majority of the capital stock or other equity interests is owned directly by Seller is referred to herein as a "Company" and collectively as the "Companies", and Seller's equity interest in each other Entity is referred to herein as an "Investment". The Companies, together with their respective Subsidiaries (as hereinafter defined), and the Investments are referred to herein as the "Mettler Toledo Group".

     Accordingly, Seller and Buyer hereby agree as follows:

     1. Definitions. The following terms shall have the meanings set forth below:

     "Applicable Antitrust Laws" means all antitrust and competition laws and regulations applicable to the purchase and sale of the Shares and the German Subsidiary Interests.

     "Applicable Interest Rate" means an interest rate per annum rounded upwards, if necessary, to the next 1/16 of 1%) equal to 1% plus the rate at which CHF deposits approximately equal in principal amount to CHF 541 million for a three month maturity are offered in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two business days prior to the Closing Date.

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                                                                               2


     "Applicable Laws" has the meaning given such term in Section 5(p).

     "Balance Sheet" has the meaning given such term in Section 5(g).

     "Benefit Plans" has the meaning given such term in Section 5(n).

     "Closing" and "Closing Date" have the respective meanings given such terms in Section 3.

     "Company" and "Companies" have the respective meanings given such terms in the Introduction.

     "Company Property" means any real property or interest in real property owned or leased by a Company or a Subsidiary.

     "Confidentiality Agreement" means the Confidentiality Agreement dated as of December 22, 1995, between CS First Boston Corporation on behalf of itself and Ciba, and Buyer.

     "Contracts" has the meaning given such term in Section 5(k).

     "Disclosure Schedule" means the Schedules annexed hereto.

     "Environmental Claim" means any written accusation, allegation, notice of violation, claim, demand, order, directive, cost recovery action or other cause or action by, or on behalf of, any Governmental Entity or any person for damages, injunctive or equitable relief, personal injury (including sickness, disease or death), remedial action costs, tangible or intangible property damage, natural resource damages, nuisance, pollution, any adverse effect on the environment caused by any Hazardous Materials, or for fines, penalties or restrictions, resulting from or based upon: (i) the threat, the existence, or the continuation of the existence of a release (including sudden or non-sudden, accidental or non-accidental releases); (ii) exposure to any Hazardous Materials; (iii) the presence, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials; or (iv) the violation or alleged violation of any Environmental Law or Environmental Permit.

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     "Environmental Law" means any and all applicable international, national, cantonal, state or local treaties, directives, laws, regulations, standards, orders, decrees, ordinances, codes, requirements, judgments, injunctions or binding agreements issued, promulgated or entered into by any Governmental Entity, relating to or imposing liability for standards of conduct concerning protection of human health or the environment.

     "Environmental Permit" means any permit, approval, authorization, certificate, license, variance, filing or permission required by or from any Governmental Entity pursuant to any Environmental Law.

     "EU" means the European Union.

     "Financial Statements" has the meaning given such term in Section 5(g).

     "German Subsidiary Interests" has the meaning given such term in the Letter Agreement.

     "Governmental Entity" means any national, cantonal, state or local government in Switzerland, the United States of America, any other nation or the European Union, or any government or any court of competent jurisdiction in Switzerland, the United States of America, any other nation or the European Union.

     "Hazardous Material" means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law, including asbestos, polychlorinated biphenyls, urea-formaldehyde insulation and radioactive materials.

     "Immaterial Leases" means leases, subleases and similar leases which are immaterial in amount and significance to the Company or Subsidiary to which they relate.

     "including" means including, without limitation.

     "Indebtedness Purchase Price" has the meaning given such term in Section 2(b).

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     "Intellectual Property" has the meaning given such term in Section 5(j).

     "Intercompany Indebtedness" means all loans, bonds, notes, debentures and other indebtedness (including accrued and unpaid interest thereon) owed by any Company or Subsidiary to Ciba or any of its affiliates (other than any Company, Subsidiary or Investment) as set forth in the Balance Sheet or arising since the date of the Balance Sheet in respect of funds advanced in the ordinary course of business, as such business was conducted prior to December 31, 1995, including
(i) the $20 million loan from Seller to Mettler Toledo, Inc. referred to in the Letter Agreement dated January 9, 1995, between Seller and Mettler Toledo, Inc.;
(ii) the $122 million loan from Ciba Pacrim Ltd. to Mettler-Toledo, Inc. referred to in the Letter Agreement dated December 20, 1994, between Ciba Pacrim Ltd. and Mettler-Toledo, Inc. and assigned by Ciba Pacrim Ltd. to Seller pursuant to a letter agreement dated as of December 5, 1995, between Ciba Pacrim Ltd. and Seller; (iii) the DM 38 million loan from Seller to Mettler-Toledo Holding Deutschland, GmbH referred to in the Vertrag dated December 20, 1995, between Seller and Mettler-Toledo Holding GmbH and the Darlehensrertrag between Seller and Mettler-Toledo GmbH.

     "Investment" has the meaning given such term in the Introduction.

     "knowledge of Seller or Ciba" means the knowledge after due inquiry of any member of the Board of Directors of Ciba or any member of the Group Management Committee of the Mettler Toledo Group.

     "Letter Agreement" means the letter agreement dated as of April 2, 1996, between Buyer and Ciba.

     "Lien" means any lien, mortgage, claim, encumbrance, security interest,

option, charge or restriction of any kind.

     "Material Adverse Effect" means a materially adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Mettler Toledo Group, taken as a whole, other than changes relating to generally applicable economic conditions or the industry of the Mettler Toledo Group in general.

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     "Mettler Toledo Group" has the meaning given such term in the Introduction.

     "Permitted Liens" means (i) mechanics', carriers', workmen's, repairmen's or other similar Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and Liens for Taxes which are not due and payable or which may thereafter be paid without penalty, (ii) Liens which secure debt that is reflected as a liability on the Balance Sheet and the existence of which is indicated in the notes thereto and (iii) other imperfections of title or encumbrances, if any, which do not, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Mettler Toledo Group, taken as a whole, as presently conducted.

     "person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

     "Service Agreement" means any written agreement, contract or arrangement between any Company or Subsidiary, on the one hand, and any affiliate of Ciba (other than any Company, Subsidiary or Investment) on the other hand, (i) which relates to the provision of administrative services, rent of office space or similar matters on customary terms between the parties and which is terminable by either party without penalty within 90 days after the Closing Date or (ii) providing for the sale of products in the ordinary course of business and, in the case of clauses (i) and (ii), is not material, individually or in the aggregate with other Service Agreements, to the business or operations of the Mettler Toledo Group, taken as a whole.

     "Shares" has the meaning given such term in the Introduction.

     "Shares Purchase Price" has the meaning given to such term in Section 2(a).

     "Subsidiary" means each person of which a majority of the voting power of the voting equity interests is owned, directly or indirectly, by a Company.

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     "Tax" or "Taxes" means all national, cantonal, state and local taxes and assessments, including all interest, penalties and additions imposed with respect to such amounts.

     2. Purchase and Sale of the Shares and the Intercompany Indebtedness. (a) On the terms and subject to the conditions of this Agreement, Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase from Seller, the Shares for an aggregate purchase price (the "Shares Purchase Price") of CHF 541 million plus, in the event that the Closing occurs after June 30, 1996, an amount equal to interest thereon at the Applicable Interest Rate from June 30, 1996 to and including the Closing Date; provided, however, that in the event that the Closing occurs after June 30, 1996 because the conditions set forth in Sections 4(a)(v) and 4(b)(vi) have not been satisfied, (x) if the Closing occurs on or prior to July 31, 1996, the Shares Purchase Price shall not include any interest and (y) if the Closing occurs after July 31, 1996, the Shares Purchase Price shall include an amount equal to interest at the Applicable Interest Rate on such CHF 541 million from July 31, 1996 (instead of June 30, 1996). The Shares Purchase Price shall be payable as set forth below in Section 3.

     (b) On the terms and subject to the conditions of this Agreement, Seller shall sell, assign and otherwise transfer to Buyer, and Buyer shall purchase from Seller, the Intercompany Indebtedness, payable in CHF at the applicable conversion rates as published in Neue Zuercher Zeitung one business day prior to the Closing Date, for an aggregate purchase price (the "Indebtedness Purchase Price") equal to the aggregate principal amount of Intercompany Indebtedness outstanding plus, in each case, interest thereon through the Closing Date at the applicable interest rate as set forth in the respective agreements regarding such Intercompany Indebtedness, if any. The Intercompany Indebtedness shall be payable as set forth below in Section 3.

     3. Closing. The closing (the "Closing") of the purchase and sale of the Shares shall be held at the offices of Mettler Toledo AG, IM Langacher, 8606 Greifensee, Switzerland, or such other place as the parties shall agree on the third business day following the satisfaction or waiver of the conditions set forth in Section 4 of this Agreement (other than those which by their terms are to be satisfied at Closing) or at such other date and place as

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shall be fixed by agreement by the parties hereto. The date on which the Closing shall occur is hereinafter referred to as the "Closing Date". At the Closing,
(i) Buyer shall deliver to Seller, by wire transfer to the bank accounts designated in writing by Ciba at least two business days prior to the Closing Date, immediately available funds in an aggregate amount equal to the sum of the Shares Purchase Price and the Intercompany Indebtedness Purchase Price, (ii) Seller shall deliver or cause to be delivered to Buyer certificates representing the Shares, if applicable, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer and (iii) Seller and Buyer shall enter into an assignment and assumption agreement regarding the agreements in respect of the Intercompany Indebtedness.

    4. Conditions to Closing. (a) Buyer's Obligation. The obligation of Buyer to purchase and pay for the Shares is subject to the satisfaction (or waiver by Buyer) as of the Closing of the following conditions:

          (i) The representations and warranties of Seller and Ciba set forth in
     Section 5(o) shall be true and correct as of the date hereof and as of the time of Closing. The other representations and warranties of Seller and Ciba made in this Agreement shall be true and correct as of the date hereof and as of the time of the Closing as though made as of such time except (A) to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date) and (B) for breaches as to matters that, individually or in the aggregate (and without regard to Material Adverse Effect qualifications contained therein), are not reasonably likely to have a Material Adverse Effect. Ciba shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or compiled with by Ciba by the time of the Closing.

          (ii) No statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted or issued by any Governmental Entity or other legal restraint or prohibition preventing the purchase and sale of the Shares or any of the other transactions contemplated hereby shall be in effect, other than as contemplated by
     Section 9(a).

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          (iii) There shall not be pending or threatened by any Governmental
     Entity or by any other person any suit, action or proceeding which has a reasonable likelihood of success, challenging or seeking to restrain or prohibit the purchase and sale of the Shares or any of the other transactions contemplated by this Agreement or seeking to obtain from Buyer or any of its subsidiaries in connection with the purchase and sale of the Shares any damages that are material in relation to the Mettler Toledo Group, taken as a whole; provided, however, that this condition shall be deemed to be waived by Buyer as to any suit, action or proceeding (except for any suit, action or proceeding by any Governmental Entity) if Ciba provides to Buyer indemnification in form and substance reasonably satisfactory to Buyer and its counsel with respect to any such suit, action or proceeding.

          (iv) The waiting periods under all Applicable Antitrust Laws shall have expired or been terminated.

          (v) A nonappealable authorization or clearance in accordance with the Law on the Acquisition of Real Estate by Non-Residents (the "Lex Friedrich Statute"), if applicable to the transactions contemplated hereby, shall have been obtained from the applicable Swiss Governmental Entities.

          (vi) There shall not have occurred and be continuing a material disruption in the functioning of financial, banking, currency or capital markets generally which could reasonably be expected to have a material adverse effect on the successful syndication of the financing by Buyer for the proposed transaction.

          (vii) Buyer shall have received the opinion of Peter Rupprecht, Esq., Corporate Counsel of Ciba-Geigy Limited and counsel to Seller and Ciba (who may rely on local counsel), in the form of Exhibit B hereto.

     (b) Seller's and Ciba's Obligations. The obligation of Seller to sell and deliver the Shares, and of Ciba to cause the sale and delivery of the Shares, to Buyer is subject to the satisfaction (or waiver by Seller and Ciba) as of the Closing of the following conditions:

          (i) The representations and warranties of Buyer made in this Agreement qualified as to materiality

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     shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the time of the Closing as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer by the time of the Closing.

          (ii) No statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted or issued by any Governmental Entity or other legal restraint or prohibition preventing the purchase and sale of the Shares or any of the other transactions contemplated hereby shall be in effect, other than as contemplated by
     Section 9(a).

          (iii) There shall not be pending or threatened by any Governmental Entity or by any other person any suit, action or proceeding which has a reasonable likelihood of success challenging or seeking to restrain or prohibit the purchase and sale of the Shares or any of the other transactions contemplated by this Agreement or seeking to obtain from Seller or Ciba or any of their respective subsidiaries in connection with the purchase and sale of the Shares any damages that are material in relation to the Mettler Toledo Group, taken as a whole.

          (iv) The waiting periods under all Applicable Antitrust Laws shall have expired or been terminated.

          (v) The agreements referred to in Section 5(k)(iv)(A), other than Service Agreements and the agreements in respect of the Intercompany Indebtedness, shall have been terminated and all amounts owed thereunder to

     Ciba, any of its affiliates or any other person (other than the Companies, the Subsidiaries and the Investments) by any Company, Subsidiary or Investment shall have been repaid in full.

          (vi) A nonappealable authorization in accordance with the Lex Friedrich Statute, if applicable to the

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     transactions contemplated hereby, shall have been obtained from the applicable Swiss Governmental Entities.

          (vii) Seller and Ciba shall have received the opinion of Christine Smith, Esq., counsel to Buyer (who may rely on local counsel), in the form of Exhibit C hereto.

     (c) Waiver of Closing Conditions. The parties acknowledge and agree that if Buyer, on the one hand, or Seller or Ciba, on the other hand, has actual knowledge of a failure of any condition set forth in Section 4(a) or 4(b), respectively, or of any breach by the other party of any representation, warranty or covenant contained in this Agreement, and such party proceeds with the Closing, such party shall be deemed to have waived such condition or breach and such party and its successors, assigns and affiliates shall not be entitled to sue for damages or to assert any other right or remedy for any losses arising from any matters relating to such condition or breach, notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto.

     (d) Frustration of Closing Conditions. Neither Buyer, on the one hand, nor Seller or Ciba, on the other hand, may rely on the failure of any condition set forth in Section 4(a) or 4 (b), respectively, to be satisfied if such failure was caused by such party's failure to act in good faith or to use all reasonable efforts to cause the Closing to occur, as required by Section 9(d).

     5. Representations and Warranties of Seller and Ciba. Seller and Ciba each hereby represents and warrants to Buyer as follows:

     (a) Authority. Each of Ciba and Seller is a joint stock company or other entity duly organized, validly existing and in good standing under the laws of Switzerland. Each of Seller and Ciba has all requisite corporate power and authority to enter into this Agreement and the Letter Agreement and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by Seller and Ciba to authorize the execution, delivery and performance of this Agreement and the Letter Agreement and the consummation of the transactions contemplated hereby and thereby have been




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                                                                              11
duly and properly taken. Each of this Agreement and the Letter Agreement have been duly executed and delivered by each of Seller and Ciba and constitutes a legal, valid and binding obligation of each of them, enforceable against each of them in accordance with its terms.

     (b) No Conflicts; Consents. The execution and delivery of this Agreement and the Letter Agreement by Seller and Ciba do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, any provision of (i) the Certificate of Incorporation, By-laws or the comparable governing instruments of Seller, Ciba or any Company or Subsidiary, (ii) except as set forth in Schedule 5(b), any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement to which Seller, Ciba or any Company or Subsidiary is a party or by which any of their respective properties or assets are bound or (iii) any judgment, order or decree, or statute, law, ordinance, rule or regulation applicable to Seller, Ciba or any Company or Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Except as set forth in Schedule 5(b), no material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Seller, Ciba, any Company or any Subsidiary in connection with the execution, delivery and performance of this Agreement or the Letter Agreement or the consummation of the transactions contemplated hereby or thereby, other than filings required pursuant to Applicable Antitrust Laws, approvals required pursuant to the Lex Friedrich Statute if applicable to the transactions contemplated hereby and any other consents, approvals, licenses, permits, orders or authorizations, or registrations, declarations or filings the failure of which to obtain would not reasonably be expected, individually or in the aggregate, to have a Material adverse Effect.

     (c) The Shares and the Mettler Toledo Group, Ownership of the Shares. The Shares, together with the

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German Subsidiary Interests, represent all of the capital stock and other equity interests owned by Ciba or any of its affiliates (other than a Company, a Subsidiary or an Investment) in entities carrying on the business activities of the Mettler Toledo Group, and the Companies, Subsidiaries of the Mettler Toledo Group, and the Companies, Subsidiaries and Investments own all of the assets necessary to carry on the business of the Mettler Toledo Group as currently conducted. Seller has good and valid title to the Shares free and clear of any Liens. Assuming Buyer has the requisite power and authority to be the lawful owner of the Shares, upon delivery to Buyer at the Closing of certificates representing the Shares, if applicable, duly endorsed by Seller for transfer to Buyer, if required, and upon Ciba's receipt of the Shares Purchase Price, good and valid title to the Shares will pass to Buyer, free and clear of any Liens, other than those arising from acts of Buyer or its affiliates. Other than this Agreement and as set forth in Schedule 5(c), the Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

     (d) Organization and Standing; Books and Records. (i) Each Company and Subsidiary is a corporation, partnership, joint stock company, limited liability company or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization. Each Company and Subsidiary has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Each Company and each Subsidiary is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

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                                                                              13


     (e) Capital Stock or Other Equity Interests of the Companies; the Investments. The percentage interest of each Company and each Investment owned by Seller is set forth in Schedule 5(e). All of the Shares are duly authorized and validly issued and outstanding, fully paid and nonassessable. Except for the Shares, there are no shares of capital stock or other equity securities of any Company outstanding. Except as set forth in Schedule 5(e), none of the Shares or other equity securities are subject to any purchase option, call, right of first refusal, preemptive, subscription or similar rights under any provision of applicable law, the Certificate of Incorporation, By-laws or comparable governing instruments of any Company, any contract, agreement or instrument to which any Company is subject, bound or a party or otherwise. Except as set forth in Schedule 5(e), each Company has good and valid title, directly or through one or more wholly owned Subsidiaries, to all the outstanding shares of capital stock and other equity securities of each Subsidiary whose securities are owned by it, free and clear of any Liens. There are no outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of any Company or any Subsidiary may vote.

     (f) Equity Interests. Except for the Subsidiaries and as set forth in
Schedule 5(f), none of the Companies directly or indirectly owns any capital stock of or other equity interests in any corporation, partnership or other person, and none of the Companies nor any of the Subsidiaries is a member of or participant in any partnership, joint venture or similar person.


     (g) Financial Statements. Schedule 5(g) sets forth the audited combined consolidated balance sheet of the Mettler Toledo Group as of December 31, 1995, and the audited combined consolidated statements of income and cash flows of the Mettler Toledo Group for the years ended December 31, 1995 (the "Balance Sheet"), together with the notes to such financial statements (the financial statements described above, together with the notes to such financial statements, collectively, the "Financial Statements"). The Financial Statements have been prepared in conformity with International Accounting Standards consistently applied (except in each case as described in the notes thereto) and on that basis fairly present the consolidated financial condition and results of operations of the Companies and the Subsidiaries as of the respective dates thereof and for the

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                                                                              14


respective periods indicated, except as set forth on Schedule 5(g).

     (h) Taxes. The Companies and the Subsidiaries have filed or caused to be filed in a timely manner (within any applicable extension periods) all material Tax returns, reports and forms required to be filed by applicable Tax laws. All Taxes shown to be due on such returns, reports and forms have been timely paid in full or will be timely paid in full by the due date thereof. No material tax Liens have been filed and no material claims are being asserted in writing with respect to any Taxes, other than such Liens or claims that are reflected as liabilities on the Balance Sheet.

     (i) Assets and Real Property Interests. A Company or a Subsidiary has good and valid title to all material assets that are not real property and good and marketable title to all real property, in each case, reflected on the Balance Sheet or thereafter acquired (except for those assets sold or otherwise disposed of since the date of the Balance Sheet in the ordinary course of business consistent with past practice and not in violation of this Agreement), in each case free and clear of all Liens other than, in the case of assets that are not real property, Permitted Liens and, in the case of real property, (A) leases, subleases and similar agreements set forth in Schedule 5(k) and Immaterial Leases, (B) Permitted Liens, (C) easements, covenants, rights-of-way and other similar restrictions of record, (D) any conditions that may be shown by a current, accurate survey or physical inspection of any real property made prior to Closing and (E) (I) zoning, building and other similar restrictions, (II) Liens, easements, covenants, rights-of-way and other similar restrictions that have been placed by any developer, landlord or other third party on property over which such Company or Subsidiary has easement rights and subordination or similar agreements relating thereto, and (III) unrecorded easements, covenants, rights-of-way and other similar restrictions.

     (j) Intellectual Property. (i) Schedule 5(j) sets forth a true and complete list of all patents, trademarks (registered or unregistered), trade names, service marks and copyrights and applications therefor (collectively, "Intellectual Property"), owned, used, filed by or licensed to any Company or Subsidiary which are material to the operations of the Mettler Toledo Group, taken as a whole. With respect to such registered trademarks, Section 5(j) sets forth a list of all jurisdictions in which such trademarks are registered or applied for and all registration and application numbers. Except as set forth in
Schedule 5(j), a Company or Subsidiary owns or has the right to use all Intellectual Property listed in Schedule 5(j) and the consummation of the transactions contemplated hereby will not conflict with, alter or impair any such rights.

     (ii) Subject to the rights of third parties set forth in Schedule 5(j), all Intellectual Property listed in Schedule 5(j) is free and clear of the claims of others and of all Liens. Except as set forth in Schedule 5(j), to the knowledge of Seller and Ciba, no claims are pending as of the date of this Agreement against any Company or Subsidiary by any person with respect to the ownership, validity, enforceability, effectiveness or use of any Intellectual Property.

     (k) Contracts. Except as set forth in Schedule 5(k) or the other sections of the Disclosure Schedule and except for purchase contracts and orders for inventory in the ordinary course of business, none of the Companies or Subsidiaries is a party to or bound by any:

          (i) employment agreement or employment contract with any member of the Group Management Committee of the Mettler Toledo Group;

          (ii) employee collectively bargaining agreement or other contract with any labor union;

          (iii) covenant of a Company or Subsidiary not to compete (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar agreement);

          (iv) agreement, contract or other arrangement with (A) Ciba or any affiliate of Ciba (other than a Company, Subsidiary or Investment) or (B) any officer, director or employee of Ciba or any affiliate of Ciba (including any Company, Subsidiary or Investment), other than employment agreements;

          (v) lease, sublease or similar agreement material to the Mettler Toledo Group, taken as a whole, with any person (other than Ciba or any of its affiliates, including the Companies, the Subsidiaries and the Investments) under which any Company or Subsidiary is a lessor or sublessor of, or makes available for use to any person (other than Ciba or any of its affiliates, including the Companies, the Subsidiaries and the Investments), (A) any Company Property or (B) any

     portion of any premises otherwise occupied by a Company or Subsidiary;

          (vi) (A) continuing contract for the future purchase of materials, supplies or equipment (other than purchase contracts and orders for inventory in the ordinary course of business consistent with past practice), (B) management, service, consulting or other similar type of contract material to the Mettler Toledo Group, taken as a whole, or (C) advertising agreement or arrangement, in any such case which has an aggregate future liability to any person (other than any Company or Subsidiary) in excess of CHF 300,000 and is not terminable by such Company or Subsidiary by notice of 90 days or less for a cost of less than CHF 300,000;

          (vii) material license, option or other agreement relating in whole or in part to the Intellectual Property set forth in Schedule 5(j) (other than any license, option or other agreement under which a Company or Subsidiary is licensee or licensor of any such Intellectual Property and other than any license, option or other agreements listed in Schedule 5(k)(iv));

          (viii) agreement, contract or other instrument under which any Company or Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any person (other than a Company or Subsidiary) or any other note, bond, debenture or other evidence of indebtedness issued to any person (other than a Company or Subsidiary) in any such case which, individually, is in excess of CHF 300,000 (other than agreements, contracts and other arrangements with Ciba or an affiliate thereof listed in Schedule 5(k)(iv));

          (ix) agreement, contract or other instrument under which any Company or Subsidiary has directly or indirectly guaranteed indebtedness, liabilities or obligations of any person (in each case other than a

     Company or Subsidiary and other than endorsements for the purpose of collection in the ordinary course of business), in any such case which individually is in excess of CHF 300,000;

          (x) agreement, contract or other instrument under which a Company or Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than a Company or Subsidiary), in any such case which, individually, is in excess of CHF 300,000;

          (xi) material Lien upon any Company Property, which Lien secures outstanding indebtedness or other obligations in excess of CHF 300,000; or

          (xii) other agreement, contract, lease, license, commitment or instrument to which a Company or Subsidiary is a party or by or to which it or any of its assets or business is bound which has an aggregate future liability to any person (other than a Company or Subsidiary) in excess of CHF 300,000 and is not terminable by a Company or Subsidiary by notice of not more than 90 days for a cost of less than CHF 300,000, excluding any of the foregoing listed in Schedule 5(k)(iv).

Except as indicated in Schedule 5(k), all agreements, contracts, leases, licenses, commitments or instruments of a Company or Subsidiary listed in
Schedule 5(k) (collectively, the "Contracts") are valid, binding and in full force and effect and are enforceable by the applicable Company or Subsidiary in accordance with their respective terms. Except as set forth in Schedule 5(k), the Companies and the Subsidiaries have performed in all material respects the obligations required to be performed by them to date under the Contracts and they are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the knowledge of Seller or Ciba, no other party to any of the Contracts is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder.

     (l) Litigation. Schedule 5(l) sets forth a list as of the date of this Agreement of all pending lawsuits or claims, with respect to which Ciba, Seller, any Company or any Subsidiary has been contacted in writing by counsel for the plaintiff or claimant, against any Company or Subsidiary or any of their respective properties, assets, operations or businesses and which (i) relate to or involve more than CHF 1,000,000, (ii) seek any material injunctive relief or (iii) may give rise to any legal restraint on or prohibition against the transactions contemplated by this Agreement. To the knowledge of Seller or Ciba, except as set forth in Schedule 5(l), none of the Companies or Subsidiaries is a party or subject to or in default under any material judgment, order, injunction or decree of any Governmental Entity or arbitration tribunal applicable to it or any of its respective properties, assets, operations or business. Except as set forth in Schedule 5(l), to the knowledge of Seller or Ciba, there is no pending investigation of any Company or Subsidiary, nor has there been any such investigation threatened in writing in either case by any Governmental Entity.

     (m) Insurance. The insurance policies owned and maintained by the Companies and the Subsidiaries are listed in Schedule 5(m). All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing
Date), and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

     (n) Benefit Plans. To the knowledge of Seller or Ciba, each employee benefit plan relating to employees of any Company or Subsidiary (each, a "Benefit Plan") is in compliance in all material respects with all requirements of law applicable thereto and the respective requirements of the governing documents thereof. None of the Companies or the Subsidiaries has incurred any liability (nor, to the knowledge of Seller or Ciba, does any condition exist or has any event occurred that presents a material risk that any liability will be incurred) with respect to any such Benefit Plan (other than contributions not yet made and other than liabilities reflected as such on the Balance Sheet) that, when aggregated with other such liabilities, would reasonably be expected to have a Material Adverse Effect. Each Benefit Plan is fully and properly funded in accordance with applicable law and the governing documents of such Benefit Plan.

     (o) Absence of Changes or Events. Except as set forth in Schedule 5(o), since the date of the Balance Sheet, there has not occurred an event or condition that would reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect. Except as set forth in Schedule 5(o), since the date of the Balance Sheet, (i) Ciba has caused the business of the Companies and the Subsidiaries to be conducted in the ordinary course and in substantially the same manner as previously conducted and (ii) none of the Companies or the Subsidiaries have taken any of the actions described in clause
(ii) or clause (iii) of Section 6(b).

     (p) Compliance with Applicable Laws. (i) To the knowledge of Seller or Ciba, except as previously disclosed to Buyer, the Companies and the Subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity ("Applicable Laws"), except for instances of noncompliance that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. This
Section 5(p)(i) does not relate to matters with respect to Taxes, which are the subject of Section 5(h), to employee benefit matters, which are the subject of
Section 5(n), or to environmental matters, which are the subject of Section 5(p)(ii).

     (ii) Environmental Matters. Except as disclosed in Schedule 5(p)(ii):

     (A) the facilities and properties owned, leased or operated by the Companies and the Subsidiaries do not contain any Hazardous Materials in amounts or concentrations which constitute a violation of any Environmental Law, except in any case insofar as any such violation, or any aggregation thereof, would not reasonably be expected to result in a Material Adverse Effect;

     (B) the facilities and properties owned, leased or operated by the Companies and the Subsidiaries and all operations of the Companies and the Subsidiaries are in compliance, and in the last five years have been in compliance, with all Environmental Laws, and all necessary Environmental Permits have been obtained and are in effect, except to the extent that such non-compliance or failure to obtain any necessary Environmental Permits, in the aggregate, would not reasonably be expected to result in a Material Adverse Effect;

     (C) the Companies and the Subsidiaries have not entered into or agreed to any currently pending or effective judgment, decree or order by any judicial or administrative tribunal and are not subject to any judgment, decree or order relating to compliance with any Environmental Law or to investigation or cleanup of Hazardous Material under any Environmental Law which, in any such case, would reasonably be expected to lead to a Material Adverse Effect;

     (D) no material Lien has been attached, asserted, or to the knowledge of Seller or Ciba, threatened, to or against any real or personal property of any Company or Subsidiary pursuant to any Environmental Law;

     (E) none of the Companies or the Subsidiaries has received any written notice of an Environmental Claim regarding environmental matters or compliance with Environmental Laws with regard to any of the Company Properties or the business operated by any Company or Subsidiary, except insofar as such notice does not involve a matter or matters that is or would reasonably be expected to result in a Material Adverse Effect; and

     (F) there are no underground storage tanks under any property owned, operated or leased by any Company or Subsidiary, and any former underground tanks on such property have been removed or closed in accordance with applicable Environmental Law.

     (G) Employee and Labor Matters. Except as set forth in Schedule 5(p)(ii),
(i) there is, and during the past six months there has been, no labor strike, dispute, work stoppage or lockout pending, or, to the knowledge of Seller or Ciba, threatened, against any Company or Subsidiary; and (ii) to the knowledge of Seller or Ciba, no union organizational campaign is in progress with respect to the employees of any Company or Subsidiary and no question concerning representation exists respecting such employees.

     6. Covenants of Seller and Ciba. Seller and Ciba each covenants and agrees as follows:

     (a) Access. Prior to the Closing, Seller and Ciba shall cause the Companies and the Subsidiaries to give Buyer and its representatives, employees, counsel and accountants reasonable access, during normal business hours and upon reasonable notice, to the personnel, properties, books and records of the Companies and the Subsidiaries;

provided, however, that such access does not unreasonably disrupt the normal operations of Seller, Ciba, any Company or any Subsidiary.

     (b) Ordinary Conduct. Except as set forth in Schedule 6(b), as may be or otherwise expressly permitted by the terms of this Agreement, from the date hereof to the Closing, Seller and Ciba shall cause the businesses of the Companies and the Subsidiaries to be conducted in the ordinary course in substantially the same manner as presently conducted and shall make all reasonable efforts consistent with past practices to preserve their relationships with customers, suppliers and others with whom any Company or Subsidiary deals. In addition, except as set forth in Schedule 6(b) or otherwise expressly permitted or contemplated by the terms of this Agreement (including
Section 9(g)), Ciba shall not permit any Company or any Subsidiary to do any of the following without the prior written consent of Buyer:

          (i) amend its Certificate of Incorporation or By-laws or comparable governing instrument;

          (ii) declare or pay any dividend or make any other distribution to Seller whether or not upon or in respect of any shares of its capital stock or other equity interests; provided, however, that dividends and distributions may be made by any Subsidiary to a Company;

          (iii) redeem or otherwise acquire any shares of its capital stock issue any capital stock to any person other than Seller or issue any option, warrant or right relating to any capital stock; and Seller covenants that none of the Companies or Subsidiaries has taken any of the actions described in this clause (iii) or clause (ii) above since December 31, 1995;

          (iv) adopt or amend in any material respect any Benefit Plan or collective bargaining agreement, except as required by law;

          (v) grant to any executive officer any increase in compensation or benefits, except in the ordinary course of business consistent with past practice or as may be required under existing agreements and except for any increases for which a Seller shall be solely obligated;

          (vi) except pursuant to the Revolving Note dated October 11, 1995, by Mettler-Toledo, Inc., as borrower, and the Huntington National Bank, as lender, and amendments, supplements and refinancings thereof, incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with past practice; provided that in no event shall any Company or Subsidiary incur, assume or guarantee any long-term indebtedness for borrowed money;

          (vii) permit, allow or suffer any of its assets to become subjected to any Lien, other than Permitted Liens;

          (viii) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

          (ix) make any change in any method of accounting or accounting practice or policy other than those required by International Accounting Standards;

          (x) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

          (xi) make or incur any capital expenditure that is not approved in writing by Buyer or budgeted for in the 1996 budget for the Mettler Toledo Group, other than capital expenditures which, individually or in the aggregate, are not in excess of CHF 300,000;

          (xii) sell, lease or otherwise dispose of any of its assets which are material, individually or in the aggregate, to the Mettler Toledo Group, taken as a whole, except in the ordinary course of business consistent with past practice;

          (xiii) enter into any lease of real property, except any renewals of existing leases in the ordinary course of business; or

          (xiv) agree, whether in writing or otherwise, to do any of the foregoing.

     (c) Confidentiality. Except as required by law or administrative process, and except in connection with the enforcement by Ciba or Seller of this Agreement, Ciba shall keep confidential, and cause its affiliates and instruct its officers, directors, employees and advisors to keep confidential, all information relating to the Companies and the Subsidiaries and their business, other than information which is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 6(c). The covenant set forth in this Section 6(c) shall terminate two years after the Closing Date.

     (d) Insurance. Ciba and Seller shall cause to be kept all insurance policies set forth in Schedule 5(m), or suitable replacements therefor, in full force and effect through the close of business on the Closing Date. As of the Closing, Ciba and Seller shall assign to Buyer and to the Companies and the Subsidiaries any and all assignable rights which Ciba may have under such insurance policies covering claims relating to the period on or prior to the Closing Date.

     7. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller and Ciba as follows:

     (a) Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Buyer was formed by AEA Investors Inc. for the purpose of acquiring the Mettler Toledo Group, and management, stockholders and other affiliates of AEA Investors Inc. hold a controlling interest in Buyer. Buyer has all requisite corporate power and authority to enter into this Agreement and the Letter Agreement and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by Buyer to authorize the execution, delivery and performance of this Agreement and the Letter Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. Each of this Agreement and the Letter Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

     (b) No Conflicts; Consents. The execution and delivery of this Agreement and the Letter Agreement do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof shall not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, any provision of (i) the document of Incorporation or By-laws of Buyer or the comparable governing instruments of any subsidiary of Buyer, (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement to which Buyer or any subsidiary of Buyer is a party or by which any of their respective properties or assets are bound, or (iii) any judgment, order, or decree, or statute, law, ordinance, rule or regulation applicable to Buyer or any subsidiary of Buyer or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby in accordance with this Agreement. No material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Buyer or any of its subsidiaries or their respective affiliates in connection with the execution, delivery and performance of this Agreement or the Letter Agreement or the consummation of the transactions contemplated hereby or thereby, other than filings required under Applicable Antitrust Laws and approvals required pursuant to the Lex Friedrich Statute if applicable to the transactions contemplated hereby.

     (c) Securities Act. The Shares purchased by Buyer pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and Buyer shall not offer to sell or otherwise dispose of the Shares so acquired by it in violation of any of the registration requirements of any applicable securities laws, rules or regulations, including the United States Securities Act of 1933, as amended.

     (d) Actions and Proceedings, etc. There are no (i) outstanding judgments, orders, injunctions or decrees of any Governmental Entity or arbitration tribunal against Buyer or any of its affiliates, (ii) lawsuits, actions or proceedings pending or, to the knowledge of Buyer, threatened against Buyer or any of its affiliates, or (iii) investigations by any Governmental Entity which are, to the knowledge of Buyer, pending or threatened against Buyer or any of its affiliates, and which, in the case of any of clauses (i), (ii) and (iii), would be reasonably expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby or by the Letter Agreement.

     (e) Availability of Funds. Buyer has cash available and has received written commitments, copies of which commitments have been delivered to Seller, which together are sufficient to enable it to consummate the transactions contemplated by this Agreement.

     (f) No Knowledge of Misrepresentations or Omissions. Buyer has no knowledge that the representations and warranties of Seller or Ciba made in this Agreement qualified as to materiality are not true and correct, or that those not so qualified are not true and correct in all material respects, and Buyer has no knowledge of any material errors in, or material omissions from, the Schedules to this Agreement. Buyer has received or been afforded the opportunity to review prior to the date hereof all written materials which Seller or Ciba was required to deliver or make available, as the case may be, to Buyer pursuant to this Agreement on or prior to the date hereof.

     8. Covenants of Buyer. Buyer covenants and agrees as follows:

     (a) Confidentiality. Buyer acknowledges that the information being provided to it in connection with the purchase and sale of the Shares and the consummation of the other transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Mettler Toledo Group; provided that Buyer acknowledges that any and all other information provided to it by Ciba or its representatives and all other obligations of Ciba shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

     (b) No Additional Representations. Buyer acknowledges that it and its representatives have been permitted full and complete access to the books and records, facilities, equipment, tax returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Companies and the Subsidiaries which it and its representatives have desired or requested to see and/or review, and that it and its representatives have had a full opportunity to meet with the officers and employees of Sellers, the Companies and the Subsidiaries to discuss the businesses and assets of the Companies and the Subsidiaries. Buyer acknowledges that neither Seller nor any Company, Subsidiary or any other person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Companies and the Subsidiaries furnished or made available to Buyer and its representatives, except as expressly set forth in this Agreement or the Schedules hereto, and neither Seller nor any Company, Subsidiary or any other person shall have or be subject to any liability to Buyer or any other person resulting from the distribution to Buyer, or Buyer's use of, any such information, including the Information Memorandum prepared by CS First Boston dated December 1995, the Offering Circular and any information, documents or material made available to Buyer in certain "data rooms", management presentations or in any other form in expectation of the transactions contemplated hereby.

     (c) Certain Environmental Matters. Buyer hereby agrees to indemnify, defend and hold harmless Seller, Ciba and their respective affiliates from any and all unpaid damages, claims, losses, charges, including financial assurance requirements under ECRA and ISRA (each as defined in Schedule 5(p)), actions, suits and proceedings, and reasonable attorneys' fees and other reasonable expenses imposed on, sustained, incurred or suffered by or asserted against any of Seller, Ciba or their respective affiliates relating to or arising out of claims made by GEI International Corporation in respect to the subject matter referred to in Schedule 5(p), but in the case of expenses, only to the extent that such expenses arise after December 31, 1995.

     9. Mutual Covenants. Each of Buyer, Seller and Ciba covenants and agrees as follows:

     (a) Consents. Buyer acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement may be required, and have not been obtained, from (x) parties to the Contracts listed on the Schedules hereto and (y) Chinese Governmental Entities in respect of the transfer of shares of the Chinese Subsidiaries or other investments in Chinese entities. Buyer agrees that neither Seller nor Ciba shall have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any such consents or waivers that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Contract or because of any Liens or other restrictions on shares of Chinese Subsidiaries or other investments in Chinese entities as a result thereof. Buyer further agrees that no representation, warranty or covenant of Seller or Ciba contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (i) the failure to obtain any such consent or waiver,
(ii) any such termination, Lien or restriction or (iii) any lawsuit, action, proceeding or investigation commenced or threatened by or on behalf of any person arising out of or relating to the failure to obtain any such consent or any such termination, Lien or restriction. Prior to the Closing, Seller or Ciba shall, and shall cause the Companies and Subsidiaries to, cooperate with Buyer, upon the request of Buyer, in any reasonable manner in connection with Buyer obtaining any such consents and waivers; provided, however, that such cooperation shall not include any requirement of Seller or Ciba or any of their respective affiliates (including any Company or Subsidiary) to expend money (other than incidental expenses), commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party. In the event that the consents or waivers referred to in clause (y) above are not obtained prior to Closing, the parties hereto agree to negotiate in good faith to provide for appropriate arrangements which would enable Buyer to obtain the economic and commercial benefits reasonably expected by Buyer from the relevant transactions without adversely affecting the economic and commercial benefits reasonably expected by Ciba and Seller from the transactions contemplated by this Agreement.

     (b) Cooperation. Buyer, Seller and Ciba shall cooperate with each other, and shall cause their respective officers, employees, agents, auditors and representatives to cooperate with each other, for a period of 45 days after the Closing to facilitate the orderly transition of the Companies and the Subsidiaries from Seller to Buyer and to minimize any disruption to the respective businesses of Seller, Ciba, Buyer and the Companies and the Subsidiaries that might result from the transactions contemplated hereby. After the Closing, upon reasonable written notice, Buyer, Seller and Ciba shall furnish or cause to be furnished to each other and their employees, counsel, auditors and representatives access, during normal business hours, to such information and assistance relating to the Companies and the Subsidiaries as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any tax returns, reports or forms or the defense of any tax claim or assessment. Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 9(b). Neither party shall be required by this Section 9(b) to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

     (c) Publicity. Each party agrees that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by either party without the prior consent of the other party, except as such release or announcement may be required by law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

     (d) Reasonable Efforts. Subject to the terms and conditions of this Agreement (including the provisions set forth in Section 9(a)), each party shall use all reasonable efforts to cause the Closing to occur. Without limiting the foregoing or the provisions set forth in Section 9(e), each of Buyer and Ciba shall use all reasonable efforts to cause the Closing to occur on or prior to June 30, 1996.

     (e) Antitrust Notification. Buyer and Ciba shall as promptly as practicable file with all applicable regulatory bodies all appropriate documentation required by Applicable Antitrust Laws. Any such documentation shall be in substantial compliance with the requirements of the Applicable Antitrust Law. Buyer and Ciba each shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under Applicable Antitrust Laws. Buyer and Ciba shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the applicable regulatory body, and shall comply promptly with any such inquiry or request. Buyer and Ciba shall use all reasonable efforts to obtain any clearance required under the Applicable Antitrust Laws.

     (f) Support Services. Ciba provides the Companies and the Subsidiaries with certain support services, including cash management, credit and accounts receivable, payroll and human resources, legal, tax and benefit plan administration. Buyer acknowledges that all such support services will be terminated as of the Closing Date.

     (g) Termination of Certain Other Relationships with Affiliates. The parties agree that prior to the Closing, (i) Ciba shall cause all agreements, contracts and other arrangements set forth in Schedule 5(k)(iv), other than the Service Agreements and the agreements in respect of the Intercompany Indebtedness, to be terminated, (ii) all amounts, other than the Intercompany Indebtedness, actually owed by any Company or Subsidiary to Ciba or any of its affiliates (other than a Company, Subsidiary or Investment) shall be paid in full, regardless of any payment date or restrictions on prepayment set forth in the instrument or agreement governing such amounts, unless such amounts are owed pursuant to a Service Agreement or an agreement in respect of the Intercompany Indebtedness,
(iii) all obligations of any Company, Subsidiary or Investment that are guaranteed by Ciba or any of its affiliates (other than a Company, Subsidiary or Investment) shall be repaid in full or otherwise satisfied, or Ciba or such affiliates shall be released from such guarantee, and (iv) all obligations owed by Ciba or any of its affiliates (other than a Company, Subsidiary or Investment) to any Company, Subsidiary or Investment shall be cancelled without any payment to any Company or Subsidiary, unless (A) such obligations are owed pursuant to a Service Agreement or agreement in respect of the Intercompany Indebtedness, in which case such obligations shall continue as contemplated by this Agreement, or (B) such obligations are obligations to repay amounts owed by Ciba or any of its affiliate (other than a Company, Subsidiary, or Investment), in which case such amounts shall be repaid in full.

     (h) Authorizations Required by Lex Friedrich Statute. The parties hereto shall as promptly as practicable submit all appropriate and requisite documentation and commence discussions with the applicable

Swiss Governmental Entities with respect to obtaining clearance or authorization under the Lex Friedrich Statute for the transactions contemplated hereby. Any such documentation submitted shall be in substantial compliance with the requirements of the Lex Friedrich Statute. The parties agree to use all reasonable efforts and take all reasonable actions to obtain clearance or authorization under the Lex Friedrich Statute, including restructuring the Mettler Toledo Group prior to the sale thereof. Notwithstanding the foregoing, none of Ciba, Seller or any of their respective affiliates (including, prior to the Closing, any Company or Subsidiary) shall be required to expend money (other than incidental expenses), commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any governmental authority or any other third party in order to obtain clearance or authorization under the Lex Friedrich Statute.

     (i) Limitations on Extraordinary Dispositions. (i) Buyer represents and warrants to Ciba and Seller that Buyer and its stockholders are acquiring the Mettler Toledo Group for strategic purposes and not to "strip" assets from the Mettler Toledo Group. Notwithstanding the foregoing, Buyer intends to develop the business and assets of the Mettler Toledo Group in a manner consistent with Buyer's long-term business and strategic objectives. Accordingly, Buyer hereby agrees that during the 18-month period following the Closing Date, without the prior written consent of Ciba, Buyer shall not at any time, nor shall it permit its affiliates to, consummate or agree to any Extraordinary Disposition, unless the Net Proceeds of such Extraordinary Disposition, together with the Net Proceeds of all other Extraordinary Dispositions consummated or agreed to by Buyer (other than those to which Ciba has given its prior written consent) in the prior 12-month period (or such shorter period commencing with the Closing
Date) are less than CHF 80 million in the aggregate.

     (ii) For purposes of this Section 9(i):

     "Extraordinary Disposition" means, unless excluded pursuant to the proviso below, (I) any direct or indirect sale or other disposition (other than sales of assets in the ordinary course of business) of (x) any assets of or any equity interests in any entity within the Mettler Toronto Group or hereafter holding any assets or conducting any of the business of the Mettler Toledo Group or (y) any direct or indirect sale of any equity interest in any other entity holding any equity interest in any entity described in clause (x), or any merger, consolidation, reorganization or business combination or comparable transaction involving an entity within the Mettler Toledo Group or hereafter holding any assets or constituting any other of the businesses of the Mettler Toledo Group, or (II) any other transaction the effect of which is to permit

Buyer or any direct or indirect holder of equity interests in Buyer to sell or otherwise dispose of its investment in the Mettler Toledo Group; provided, however, that the following shall not constitute Extraordinary Dispositions:

          (A) any such transaction with an affiliate of Buyer;

          (B) any sale of equity interests in (I) the Mettler Toledo Group, (II) Buyer or (III) any direct or indirect holder of equity interests in Buyer in a public offering;

          (C) any exchange of equity interests in the Mettler Toledo Group for assets of or equity interests in another person, if such assets are acquired for use in or such equity interests are that of an entity engaged in the weighing, scales and analytical instruments business, as conducted by the Mettler Toledo Group on the Closing Date, and businesses reasonably related thereto; and

          (D) any primary sale of equity interests in or assets of the Mettler Toledo Group the Net Proceeds of which are invested within 180 days or pursuant to binding obligations entered into within such 180 day period, provided such obligations are thereafter consummated, in the weighing, scales and analytical instruments business as conducted by the Mettler Toledo Group on the Closing Date;

          (E) any sale of assets made in order to obtain authorization or clearance or pursuant to directives issued under the Lex Friedrich Statute or pursuant to other requirements of Governmental Entities;

          (F) financing transactions, including sale-leaseback transactions and secured borrowings; and

          (G) any disposition of equity interests in Buyer or in any entity holding, directly or indirectly, equity interests in Buyer, so long as following any such disposition, management, stockholders and other affiliates of AEA Investors Inc. continue to hold a controlling interest in Buyer.

     "Net Proceeds" means the gross proceeds received by Buyer and its affiliates or agreed to be delivered to Buyer in an Extraordinary Disposition, net of taxes, expenses of such Extraordinary Disposition and fair value of the liabilities retained by Buyer and its affiliates resulting from such Extraordinary Disposition. As used in this Section, the term "equity interests" of an entity includes any equity securities of or partnership interests in such entity and any other right to benefit in the appreciation of such entity, including any right to acquire any assets or equity interests in such entity or any right the value of which is determined by reference to the value of any such assets or equity interests.


     (iii) In consideration of the representation of Buyer set forth in Section 9(i) above, Ciba hereby agrees that if asked to consent to an Extraordinary Disposition, Ciba shall consider in good faith whether or not such Extraordinary Disposition is reasonably consistent with the long-term business and strategic objectives of the Mettler Toledo Group as represented to Ciba on the date of this Agreement, and it shall grant such consent if Ciba so determines.

     (iv) In the event that Buyer or any of its affiliates within 18 months from Closing consummates or agrees to any Extraordinary Disposition in breach of this
Section 9(i), Ciba shall be entitled to receive from Buyer promptly after receipt thereof, and Buyer shall pay to Ciba, an amount equal to the amount by which the Net Proceeds of such Extraordinary Disposition, together with the Net Proceeds of the other Extraordinary Dispositions consummated or agreed to within the prior 12-month period (or such shorter period commencing with the Closing
Date), other than such Net Proceeds of Extraordinary Dispositions for which Ciba has given its prior written consent, exceeds CHF 80 million in the aggregate.

     (j) Consideration of Potential Restructurings. The parties agree to consider in good faith potential restructurings of the Companies and the Subsidiaries and modifications to the structure of the transactions contemplated hereby to the extent that such restructurings or modifications are recommended by their respective advisors. Notwithstanding the foregoing, none of the parties shall be required to accept any such restructurings or modifications proposed by any other party to the extent that such restructurings or modifications would result in additional costs or expenses being imposed on such first party or would adversely affect the economic and commercial benefits reasonably expected by such first party and its affiliates from the transactions contemplated by this Agreement.

     10. Employees and Employee Benefit Matters. (a) Assumption and Continuation of Benefit Plans. Buyer presently intends to maintain, or to cause the Companies and the Subsidiaries to maintain, compensation and employee benefit plans and arrangements and perquisites for employees of any Company or Subsidiary (the "Continued Employees") of the Companies and the Subsidiaries that, in the aggregate, are no less favorable than those provided pursuant to the compensation and employee benefit plans and arrangements and perquisites in effect on the date hereof, for a period of not less than two years following the Closing Date. Without limiting the generality of the foregoing, Buyer (x) intends to provide severance and other separation benefits to Continued Employees that are at least equal to those severance and other separation benefits currently provided by the applicable Seller, Company or Subsidiary and
(y) will provide sufficient medical and dental coverage to Continued Employees employed in the United States ("U.S. Continued Employees") such that no Seller shall have any obligation to provide "COBRA" continuation coverage under Section 162(k) of the Code. Notwithstanding the above, other than clause (y) of the immediately preceding sentence, Buyer shall have the right (i) following the Closing Date, to transfer, to one or more employee benefit plans maintained by Buyer which are, in the aggregate, comparable to the plans of the Companies and the Subsidiaries, any Continued Employee who becomes an employee of Buyer or any of its other affiliates, (ii) modify fixed compensation arrangements with bonus and incentive compensation plans and (iii) in the good faith exercise of its managerial discretion, to make changes or cause changes to be made in compensation, benefits and other terms of employment and to terminate the employment of any such employee. Buyer shall cause to be waived any pre-existing condition limitation under its welfare plans that might otherwise apply to Continued Employees, former employees or their dependents and shall recognize (or cause to be recognized) the dollar amount of all expenses incurred by Continued Employees and their dependents during the 1996 calendar year for purposes of satisfying the 1996 calendar year deductibles and co-payments limitations under the relevant benefit plans of Buyer.

     (b) Union Representation. Buyer agrees to (i) recognize each union which at the Closing Date represents any of the employees of any Company or Subsidiary as the collective bargaining representatives of such employees as of the Closing Date and (ii) provide such employees with comparable wages and benefits.

     (c) WARN Act. Buyer agrees to provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended (the "WARN Act"), and any similar statute applicable outside the United States, and otherwise to comply with any such statute with respect to any "plant closing" or "mass layoff" (as defined in the WARN Act) or similar event affecting U.S. Continued Employees or other Continued Employees occurring on or after the Closing. Buyer shall indemnify and hold harmless Seller and Ciba with respect to any liability under the WARN Act or similar statute arising from the actions of Buyer or after the Closing.

     11. Further Assurances. From time to time, as and when reasonably requested by either party hereto, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to the provisions of Section 9(a)), as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

     12. Tax Matters. (a) Ciba and Buyer shall reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all returns, reports and forms relating to Taxes, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes. Buyer and Ciba recognize that Ciba and its affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Companies and the Subsidiaries to the extent such records and information pertain to events occurring prior to the Closing Date; therefore, Buyer agrees, and agrees to cause each Company and Subsidiary, (i) to use its best efforts to properly retain and maintain such records until such time as Ciba agrees that such retention and maintenance is no longer necessary, and (ii) to allow Ciba and its agents and representatives (and agents or representatives of any of its affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as Ciba may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at Ciba's expense.

     (b) Subject to Section 16, all transfer, documentary, sales, use, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Buyer, except to the extent that such Taxes and related fees, together with the amounts payable under
Section 9(h), exceed CHF 3 million, in which case the parties agree to negotiate in good faith to determine whether Buyer or Seller shall pay such excess Taxes, related fees and amounts payable under Section 9(h). Ciba and Buyer shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such Tax laws.

     (c) Ciba shall cause the provisions of any Tax sharing agreement between Seller or Ciba and any of their respective affiliates (other than the Companies and the Subsidiaries), on the one hand, and any Company or any Subsidiary, on the other hand, to be terminated on or before the Closing Date.

     13. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Buyer, Ciba or Seller (including by operation of law in connection with a merger, or sale of substantially all the assets, of Buyer or Ciba) without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld); provided, however, that (i) Buyer may assign its right to purchase the Shares hereunder to a subsidiary of Buyer without the prior written consent of Ciba and (ii) Ciba may assign its rights and obligations hereunder to (A) any surviving corporation in a merger, consolidation or business combination of Ciba and any third party or (B) any entity engaged in the chemicals business that is spun-off by Ciba or its successor; provided further, however, that no assignment shall limit or affect the assignor's obligations hereunder. Any attempted assignment in violation of this Section 13 shall be void.

     14. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.


     15. Termination. (a) Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

          (i) by mutual written consent of Ciba and Buyer;

          (ii) by Ciba or Seller if any of the conditions set forth in Section 4(b) shall have become incapable of fulfillment, and shall not have been waived by Ciba;

          (iii) by Buyer if any of the conditions set forth in Section 4(a) shall have become incapable of fulfillment, and shall not have been waived by Buyer; or

          (iv) by Ciba or Buyer, if the Closing does not occur on or prior to December 31, 1996;

provided, however, that the party seeking termination pursuant to clause (ii),
(iii) or (iv) is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement.

     (b) In the event of termination by Ciba or Buyer pursuant to this Section 15, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by either party. If the transactions contemplated by this Agreement are terminated as provided herein:

          (i) Buyer shall return all documents and other material received from Seller, Ciba, any Company or any Subsidiary relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Ciba; and

          (ii) all confidential information received by Buyer with respect to the business of the Companies and the Subsidiaries shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

     (c) If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 15, this Agreement shall become void and of no further force or effect, except for the provisions of (i)
Section 8(a) relating to the obligation of Buyer to keep confidential certain information and data obtained by it, (ii) Section 9(c) relating to publicity,
(iii) Section 17 relating to certain expenses, (iv) Section 18 relating to attorney fees and expenses, (v) Section 24 relating to finder's fees and broker's fees, and (vi) this Section 15. Nothing in this Section 15 shall be deemed to release either party from liability for any breach by such party of the terms
and provisions of this Agreement or to impair the right of either party to compel specific performance by either other party of its obligations under this Agreement.

     16. Survival of Representations. None of the representations and warranties in this Agreement or in any instrument delivered pursuant hereto shall survive the Closing. Notwithstanding any other provision of this Agreement, including
Section 12(b), Ciba shall indemnify and hold harmless Buyer from and against any Tax to the extent attributable to the business of the Mettler Toledo Group conducted on or prior to the Closing Date, but not to the business conducted after the Closing, or arising by reason of transactions effected by Ciba and its affiliates (including the Mettler Toledo Group) in connection with or in anticipation of the transactions contemplated hereby (other than any Tax included in liabilities shown on the Balance Sheet or any Tax resulting from an adjustment to income, deductions or credits that will give rise to a correlative and economically equivalent adjustment decreasing Tax for a period after the Closing), it being understood that the obligation in this sentence shall survive until expiration of the relevant statutes of limitations.

     17. Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

     18. Attorneys Fees. A party in breach of this Agreement shall, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement. The payment of such expenses is in addition to any other relief to which such other party may be entitled.

     19. Amendments. No amendment, modification or waiver in respect of this Agreement shall be effective unless it shall be in writing and signed by both parties hereto.

     20. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or if mailed, three days after mailing (one business day in the case of overnight courier service), as follows:

                  (i)  if to Buyer, to

                       AEA Investors Inc.

                       65 East 55th Street
                       New York, NY 10002

                       Attention: Mr. Thomas Salice
                                  Christine J. Smith, Esq.

                       with a copy to:

                       Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                       New York, NY 10004

                       Attention: Sanford Krieger, Esq.; and

                  (ii) if to Ciba or Seller, to

                       CIBA-GEIGY AG
                       CH 4002
                       Basel, Switzerland

                       Attention: Peter Rupprecht, Esq.

                       with a copy to:

                       Cravath, Swaine & Moore
                       825 Eighth Avenue
                       New York, New York 10019

                       Attention: Philip A. Gelston, Esq.

     21. Interpretation. The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any matter set forth in any provision, subprovision, section or subsection of the Disclosure Schedule hereto shall be deemed set forth for all purposes of the Disclosure Schedule to the extent relevant. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement.

     22. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

                                                                              40
     23. Entire Agreement. This Agreement, the Confidentiality Agreement (as modified by the provisions of this Agreement) and the Letter Agreement, contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Confidentiality Agreement.

     24. Fees. Each party hereto hereby represents and warrants that (a) the only brokers or finders that have acted for such party in connection with this Agreement or the transactions contemplated hereby or that may be entitled to any brokerage fee, finder's fee or commission in respect thereof are CS First Boston with respect to Ciba and (b) each party shall pay all fees or commissions which may be payable to the firm so named with respect to such party.

     25. Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

     26. Arbitration. Any controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, non-performance, validity or breach of this Agreement, the Letter Agreement or otherwise arising out of, or in any way related to, this Agreement, the Letter Agreement or otherwise, including any claim based on contract, tort, statute or constitution, shall be determined, at the request of any party, by arbitration conducted in Basel, Switzerland, before and in accordance with the then-existing Rules for Arbitration of the International Chamber of Commerce (the "Rules"), and any judgment or award rendered by the arbitrator or arbitrators shall be final, binding and unappealable, and judgment may be entered by any state or federal court having jurisdiction thereof. The pre-trial discovery procedures of the currently existing Rules 46 and 47 of the Civil Rules for the United States District Court for the Southern District

                                                                              41
of New York shall apply to any arbitration hereunder. Any controversy concerning whether a dispute is an arbitrable dispute, whether arbitration has been waived, whether an assignee of this Agreement is bound to arbitrate, or as to the interpretation or enforceability of this paragraph shall be determined by the arbitrator. The parties hereto intend that the provisions to arbitrate set forth herein be valid, enforceable and irrevocable. In his award the arbitrator shall allocate, in his discretion, among the parties to the arbitration all costs of the arbitration, including the fees and expenses of the arbitrator and reasonable attorneys' fees, costs and expert witness expenses of the parties. The parties hereto agree to comply with any award made in any such arbitration proceedings that has become final in accordance with the Rules and agree to the entry of a judgment in any jurisdiction upon any award rendered in such proceedings becoming final under the Rules. The arbitrator shall be entitled, if appropriate, to award any remedy in such proceedings, including monetary damages, specific performance and all other forms of legal and equitable relief, including punitive damages.

     27. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Switzerland.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

                           AEA MT INC.,

                           by /s/ Vincent Mai
                             -------------------------
                           Name: Vincent Mai
                           Title: President

                           CIBA-GEIGY AG,

                           by /s/ H. Vodicka
                             -------------------------
                           Name: Hermann Vodicka
                           Title: Member of the
                                  Executive Committee

                           by /s/ John Cheesmond
                             -------------------------
                           Name: John Cheesmond
                           Title: Head of Regional
                                  Finance & Control

                           AG FUR PRAZISIONSINSTRUMENTE,
                           GREIFENSEE, SWITZERLAND,

                           by /s/ John Cheesmond
                             ____________________________________
                           Name: John Cheesmond
                           Title: Attorney-in-Fact

                                                                       EXHIBIT A


                                   The Shares


     Entity                   Jurisdiction                  Percentage
     ------                   of Organization               Held
                              ---------------               ----------

Mettler-Toledo Holding        Germany                       100.00%
Deutschland GmbH

Mettler-Toledo Ges.mbH        Austria                       100.00%

Mettler-Toledo, Inc.          U.S.A.                        100.00%

Mettler-Toledo                Switzerland                   100.00%

Microwa
Prazisionswaagen AG           Switzerland                   100.00%

Mettler-Toledo Pac Rim AG     Switzerland                   100.00%

Mettler-Toledo A/S            Denmark                       100.00%

Mettler-Toledo AG             Switzerland                   100.00%

Mettler-Toledo S.A.E.         Spain                         100.00%

Mettler-Toledo S.p.A.         Italy                         100.00%

Grand Impianti Mettler-       Italy                         100.00%
Toledo s.r.l

Mettler-Toledo B.V.           Netherlands                   100.00%

Mettler-Toledo AB             Sweden                        100.00%

N.V. Mettler-Toledo           Belgium                       100.00%
B.V.

Mettler-Toledo Ltd.           United Kingdom                100.00%

Mettler-Toledo S.A.           France                        100.00%

Mettler-Toledo K.K.           Japan                         100.00%

Mettler-Toledo (HK)           Hong Kong                     100.00%
Ltd.

                                   The Shares


     Entity                   Jurisdiction                  Percentage
     ------                   of Organization               Held
                              ---------------               ----------

Mettler-Toledo                China                         100.00%
Instruments (Shanghai) Ltd.

Mettler-Toledo Int.           China                         100.00%
Trading (Shanghai) Corp.

Changzhou Toledo              China                          60.00%
Electronic Scale Ltd.

Mettler-Toledo (S.E.A.)       Singapore                     100.00%
Pte. Ltd.

Mettler-Toledo (M) Sdn.       Malaysia                      100.00%
Bhd.

Mettler-Toledo                Thailand                      100.00%

                                                                       EXHIBIT B

                                 [Letterhead of]

                                  Ciba-Geigy AG


                                                                        , 1996


                            Stock Purchase Agreement
                        Sale of the Mettler Toledo Group


     I am Corporate Counsel for Ciba-Geigy AG, a Swiss joint stock company ("Ciba"), and have acted as counsel to Ciba and AG fur Prazisionsinstrumente, Greifensee, Switzerland, a Swiss joint stock company ("Seller"), in connection with the Stock Purchase Agreement dated as of April 2, 1996, between AEA MT Inc., a Delaware corporation ("Buyer"), Seller and Ciba, relating to Buyer's purchase of the Shares, as defined in the Agreement, and the German Subsidiary Interests, as defined in the Agreement. Capitalized terms used herein but not defined are used as defined in the Agreement.

     In that connection, I have examined originals, or copies certified or otherwise identified to my satisfaction, of such documents, corporate records and other instruments as I have deemed necessary or appropriate for purposes of this opinion.

     Based upon the foregoing, I am of the opinion as follows:

     1. Each of Seller and Ciba is a joint stock company or other entity duly organized, validly existing and in good standing under the laws of Switzerland. Each of Seller and Ciba has all requisite corporate power and authority to execute and deliver the Agreement and the Letter Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby.

     2. The execution and delivery by each of Seller and Ciba of the Agreement and the Letter Agreement, the performance by each of Seller and Ciba of their respective obligations thereunder and the consummation by Seller and Ciba of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of each of Seller and Ciba. Each of the Agreeement and the Letter Agreement has been duly executed and delivered by a duly authorized officer of Seller and by a duly authorized officer of Ciba and each constitues a legal, valid and binding obligation of Seller and of Ciba enforceable against each of Seller and Ciba in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors' rights generally from time to time in effect). The enforceability of Seller's and Ciba's obligations is also subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3. Each Company is a corporation, partnership, joint stock company, limited liablity company or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization. To my knowledge, after examination of books and records, except as set forth on Exhibit A to the Agreement, the Shares represent all the outstanding shares of capital stock of the Companies. The Shares and the German Subsidiary Interests represent all of the capital stock and other equity interests owned by Ciba or any of its affiliates (other than a Company, Subsidiary or an Investment) in entities carrying on the business activities of the Mettler Toledo Group. Each of Seller and Ciba has good and valid title to the Shares or the German Subsidiary Interests, as the case may be, free and clear of any Liens. Assuming Buyer has the requisite power and authority to be the lawful owner of the Shares and the German Subsidiary Interests, upon delivery to Buyer at the Closing of the certificates representing the Shares followed by the certificates representing the German Subsidiary Interests, if applicable, duly endorsed by Seller, for transfer to Buyer, if required, and upon Ciba's receipt of the Shares Purchase Price and the consideration for the German Subsidiary Interests, good and valid title to the Shares and the German Subsidiary Interests will pass to Buyer, free and clear of any Liens, other than those arising from acts of Buyer or its affiliates.

     4. The execution, delivery and performance of each of the Agreement and the Letter Agreement by Seller and Ciba and the transfer of the Shares and the German Subsidiary Interests by Seller and Ciba do not conflict with or result in a violation of the Certificate of Incorporation, By-laws or the comparable governing instruments of Seller, Ciba or any Company or any law, order, judgement or decree to which Seller, Ciba or any

Company is party or subject or by which any of its respective properties or assets are bound.

     5. There are no material claims, actions, suits, proceedings, investigations or inquiries pending or, to my knowledge, threatened by or against, or otherwise affecting or which may affect, the ability of each of Seller and Ciba to consummate the transactions contemplated by the Agreement and the Letter Agreement at law or in equity before any federal, state, local, foreign or other governmental department, commission, board, agency, instrumentality or authority.

     I am admitted to practice only in Switzerland and, with your permission, I have relied upon the opinions of local counsel in foreign jurisdictions with respect to the laws of such jurisdictions.


                                             Very truly yours,



                                             Peter Rupprecht


AEA MT Inc.
     65 East 55th Street
        New York, NY 10022

                                                                       EXHIBIT C

                                [Letterhead of]

                               AEA Investors Inc.


                                                                        , 1996


                            Stock Purchase Agreement
                        Sale of the Mettler Toledo Group
Dear Sirs:

     I am general counsel for AEA Investors Inc. and have acted as counsel to AEA MT Inc., a Delaware corporation ("Buyer"), in connection with the Stock Purchase Agreement dated as of April 2, 1996 (the "Agreement"), between Buyer, AG Fur Prazisionsinstrumente, Greifensee, Switzerland, a joint stock company organized under the laws of Switzerland and Ciba-Geigy AG, a joint stock company organized under the laws of Switzerland, relating to Buyer's purchase of the Shares, as defined in the Agreement, and the German Subsidiary Interests, as defined in the Agreement. Capitalized terms used herein but not defined are used as defined in the Agreement.

     In that connection, I have examined originals, or copies certified or otherwise identified to my satisfaction, of such documents, corporate records and other instruments as I have deemed necessary or appropriate for purposes of this opinion.

     Based upon the foregoing, I am of the opinion as follows:

     1. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to enter into the Agreement and the Letter Agreement and to perform its obligations thereunder and to consummate the transactions contemplated thereby.

     2. The execution and delivery by Buyer of the Agreement and the Letter Agreement, the performance by Buyer of its obligations thereunder and the consummation by Buyer of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. Each of the Agreement and the Letter Agreement has been duly executed and delivered by a duly authorized officer of Buyer and constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors' rights generally from time to time in effect). The enforceability of Buyer's obligations is also subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3. The execution, delivery and performance of the Agreement and the Letter Agreement by Buyer do not conflict with or result in, a violation of the document of incorporation or by-laws of Buyer or the comparable governing instruments of any subsidiary of Buyer.

     4. The execution, delivery and performance of the Agreement and the Letter Agreement by Buyer do not conflict with, or result in, any violation of any law, judgement, order or decree to which Buyer or any subsidiary of Buyer is a party or subject or by which any of their respective properties or assets are bound.

     5. There are no material claims, actions, suits, proceedings, investigations or inquiries pending or, to my knowledge, threatened by or against, or otherwise affecting or which may affect, the ability of Buyer to consummate the transactions contemplated by the Agreement and the Letter Agreement at law or in equity before any federal, state, local, foreign or other governmental department, commission, board, agency, instrumentality or authority.

     I am admitted to practice only in the State of New York and, with your permission, I have relied upon the opinions of local counsel with respect to any laws other than the laws of the State of New York or the Federal laws of the United States.


                                             Very truly yours,





Ciba-Geigy AG
   AG Fur Prazisionsinstrumente,
      Greifensee, Switzerland
         CH 4002
            Basel
                SWITZERLAND

                       AEA MT INC.


August 6, 1996


Ciba-Geigy AG
AG Fur Prazisionsinstrumente, Greifensee, Switzerland
141 Klybeckstrasse
CH-4002 Basle
Switzerland

Dear Sirs:

   Reference is made to the Stock Purchase Agreement (the "Agreement"), dated as of April 2, 1996, among AEA MT Inc. ("Buyer"), AG Fur Prazisionsinstrumente, Greifensee, Switzerland ("AGP") and Ciba-Geigy AG ("Ciba"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Agreement. This letter (this "Letter Agreement") modifies and amends certain provisions of the Agreement and sets forth certain additional agreements among the parties. Buyer, AGP and Ciba hereby agree as follows:

   1. Transaction Costs. Notwithstanding Section 12(b) of the Agreement, Buyer will pay all costs associated with Buyer's structuring of the transaction (including costs relating to Section 9(h) of the Agreement).

   2. Restructuring. The parties have discussed certain restructuring transactions that will be undertaken in connection with obtaining clearance or authorization under the Lex Friedrich Statute. The parties agree, that, to the extent possible, such restructuring transactions will be consummated, on a commercially reasonable basis, at or immediately prior to the Closing, subject to legal and practical considerations. The parties agree to cooperate in determining the extent to which this can be accomplished.

   3. Failure to Close. In the event that the Agreement is terminated prior to the Closing Date pursuant to Section 15 of the Agreement, (i) Buyer will pay all costs referred to in Section 12(b) of the Agreement up to SFr 3 million; and (ii) Buyer and AGP will each pay 50% of the excess, if any, of such costs over SFr 3 million, except that (i) if such termination is due to a breach of the Agreement by Buyer, paragraph 1 shall apply, in addition to any other remedies to which Ciba or AGP is entitled as a result of such breach; and (ii) if such termination is due to a breach of the Agreement by AGP or Ciba, AGP and Ciba will pay all such costs, in addition to any remedies to which Buyer is entitled as a result of such breach.

   4. Interest on Shares Purchase Price. Notwithstanding Section 2(a) of the Agreement, if the Closing occurs on or prior to October 15, 1996, the Shares Purchase Price shall not include any interest. If the Closing occurs after October 15, 1996, the Shares Purchase Price shall include an amount equal to interest at the Applicable Interest Rate on the Shares Purchase Price from October 15, 1996.

5. Investment by Ciba. Subject to consummation of the transactions contemplated by the Agreement as modified hereby, Ciba shall purchase (other than through AGP) and Buyer shall sell to Ciba equity of Buyer that will represent 5% of the total equity of Buyer (before giving effect to employee stock options), for a purchase price of 5% of the total equity to be contributed to Buyer (which total equity is expected to be $190 million); provided, that Ciba shall not be obligated to purchase more than $9.5 million of equity of Buyer, but if more than $190 million of equity is contributed to Buyer and Ciba elects not to purchase more than $9.5 million of such equity, Ciba's percentage interest will be adjusted accordingly. The principal terms of such investment are as follows:

(a) Ciba may, at its sole option, pay the purchase price for its investment in Buyer by directing Buyer to credit amounts otherwise due from Buyer to Ciba or AGP at Closing. Ciba's investment will be in the same corporate entity (i.e., Buyer) in which other AEA's investor-shareholders are investing. Ciba will receive its pro rata share of all equity interests in Buyer (including voting common stock but excluding employee stock options). As a result, Ciba's interest will not be diluted by any carried interest or other participation right.

(b) Ciba will have the right to designate one board member of Buyer. AEA management will be given the opportunity to review with Ciba (but not to approve) an appropriate person to be designated for such position. The right to designate a board member of Buyer will terminate if, as a result of sales by Ciba of a portion of its interest in Buyer or additional issuances of equity of Buyer, Ciba no longer retains at least a 4% equity interest in Buyer (without giving effect to the exercise of employee stock options) or upon the sale of Buyer or a subsidiary of Buyer that holds the entire Mettler-Toledo business. At any time prior to the completion by Buyer of a public offering of its common stock registered under the Securities Act of 1933, if the individual initially designated by Ciba to serve as a board member ceases to be Ciba's designee, whether as a result of resignation or any other reason, all voting common stock of Buyer held by Ciba shall be exchanged for shares of nonvoting common stock of Buyer having the same economic terms.

(c) Ciba may transfer its purchase right or its interest in Buyer to (i) any direct or indirect subsidiary of Ciba (other than AGP or a subsidiary of AGP) or
(ii) any other person, subject to applicable securities laws; provided, however that unless Buyer has completed a public offering of its common stock registered under the Securities Act of 1933, Ciba (and its assignees) will not have the right to transfer its interest in Buyer to a competitor of the Mettler-Toledo Group. It is understood that Ciba's interest in Buyer (including Ciba's contractual rights) will ultimately be held by the specialty chemicals company that will be spun off from Novartis and no additional consents will be required in connection with such spin-off.

                                                                        3
     (d) Ciba will be entitled to "tag along" rights in a sale of all or a significant interest in Buyer or any of its subsidiaries that are the same as the most favorable as are afforded to any of AEA's investor-shareholders.

     (e) Ciba will have registration rights that are the same as the most favorable as are afforded to any of AEA's investor-shareholders.

Ciba and Buyer will negotiate in good faith definitive documentation, including a subscription agreement, to reflect more fully the terms and conditions set forth in this Letter Agreement and other terms and conditions on which Ciba and Buyer may reasonably agree.

     6. Shares Purchase Price. Notwithstanding Section 2(a) of the Agreement, the Shares Purchase Price for all purposes of the Agreement and this Letter Agreement will be between SFr 402.6 million and SFr 403.6 million, the final amount to be determined as discussed.

     7. Intercompany Dividends. As soon as reasonably practicable upon obtaining the advance agreement of Swiss tax authorities discussed below, AGP will cause Mettler-Toledo AG, Mettler-Toledo (Schweiz) AG, and Mettler-Toledo BV to declare and distribute dividends of SFr 104 million, SFr 1 million and NLG 6 million, respectively, to AGP. The dividend by Mettler-Toledo AG shall be evidenced by a note, which shall be payable at Closing. To the extent that such dividends create a withholding tax obligation, Buyer will be reponsible for such taxes, and Buyer will make Ciba whole for any net tax costs to Ciba or any of its affiliates (other than affiliates within the Mettler-Toledo Group) as a result of payments by Buyer under this sentence (but notwithstanding anything else in this Agreement, Buyer shall not be obligated to make Ciba whole for any corporate income taxes with respect to such dividends that the parties have heretofore acknowledged as being payable by AGP as a result of such dividends). AGP will pay to Buyer or its designee an amount equal to any refund in respect of any such withholding taxes received by AGP on or prior to June 30, 1997. The parties will cooperate in good faith to reduce such withholding taxes and any payments by Buyer under this paragraph, and to apply for and obtain such refund as soon as possible following the payment of such withholding taxes. The payment of the dividends is subject to an advance agreement of Swiss tax authorities. Buyer shall prepare an application for such advance agreement on behalf of AGP. Ciba agrees to reasonably cooperate in obtaining such advance agreement. If an advance agreement of Swiss tax authorities is not obtained within 60 days from the execution by Ciba of this Letter Agreement, the dividends will not be paid and the parties will adjust the Shares Purchase Price accordingly.

     Please sign this Letter Agreement where indicated below to constitute this a binding agreement among us. This Letter Agreement may be signed in two or more counterparts.

                                        AEA MT INC.



                                        By:  /s/ Thomas P. Salice
                                           --------------------------
                                           Name:  Thomas P. Salice
                                           Title: Vice President


ACCEPTED AND AGREED:

CIBA-GEIGY AG



By: /s/ Peter Rupprecht                     /s/ John Cheesmond
   ----------------------                       SVP
   Name:  Peter Rupprecht
   Title: Corporate Counsel


AG FUR PRAZISIONSINSTRUMENTE, GREIFENSEE, SWITZERLAND


By: /s/ Peter Rudolf
   ----------------------
   Name:  Peter Rudolf
   Title: Director